December 12, 2007

By EDGAR and Airborne Express

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ms. Ellie Quarles

Re:	Consolidated Edison, Inc.
Definitive 14A
Filed April 11, 2007
File No. 1-14514

Dear Ms. Quarles:

Today we received a letter from the Commission’s Division of Corporation Finance containing a comment on our October 19, 2007 response to the Division’s August 21, 2007 comment letter on the above-referenced filing. Our response to the comment is provided below following the Division’s comment.

Annual Incentive Plans, page 18

1.	Comment: We note your response to comment 8 in our letter dated August 21, 2007. Please confirm, if true, that current year (2007) targets would not be material to an understanding of the completed fiscal year (2006) compensation disclosure instead of stating that you “do not believe that the [current year targets] would assist investors in understanding the Company’s [completed fiscal year] compensation policies and decisions.”

Response: We confirm that current year (2007) targets would not be material to an understanding of the completed fiscal year (2006) compensation disclosure.

Your prompt consideration of our response will be appreciated.

We are available to discuss our response to your comment at any time. You may reach the undersigned at 212-460-1008 (tail@coned.com; telecopy: 212-677-0601) or Claude Trahan, Con Edison’s Vice President, Human Resources at 212-460-3999 (trahanc@coned.com).

Very truly yours,

Luther Tai
Senior Vice President
Consolidated Edison, Inc.

Cc:	Kevin Burke, Chairman, President and Chief Executive Officer
Robert Hoglund, Senior Vice President and Chief Financial Officer
Claude Trahan, Vice President, Human Resources